Nasdaq Regulation



Joseph Cusick
Vice President
Market Surveillance

April 15, 2026

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on April 13, 2026, The Nasdaq Stock Market (the "Exchange") received from J.P. Morgan Exchange-Traded Fund Trust (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:

JPMorgan Fundamental Data Science Large Value ETF, shares of

beneficial interest

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness under the Form 8-A 12(b), and we hereby join in such request.

Sincerely,